Exhibit 99.1

THE NEW PARADIGM : THE UNIVERSAL FLU VACCINE September 2020

2 This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . All statements in this communication, other than those relating to historical facts, are "forward - looking statements" within the meaning of the United States Private Litigation Reform Act of 1995 . You can identify forward - looking statements by terms including ‘‘anticipates,’’ ‘‘believes,’’ ‘‘could,’’ ‘‘estimates,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘plans,’’ ‘‘potential,’’ ‘‘predicts,’’ ‘‘projects,’’ ‘‘should,’’ ‘‘will,’’ ‘‘would,’’ and similar expressions intended to identify forward - looking statements . These forward - looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition . However, these forward - looking statements are not guarantees of future performance and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results to differ materially from our expectations include, among others : the risk that drug development involves a lengthy and expensive process with uncertain outcome ; BiondVax's ability to successfully develop and commercialize its vaccine ; the length, progress and results of any clinical trials and delays in obtaining trial results ; risks associated with production ; the introduction of competing products ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals to commercialize BiondVax's products ; the difficulty in evaluating business prospects ; the adequacy of available cash resource and the ability to raise capital when needed ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; changes in the global pharmaceutical industry ; changes in customers’ budgeting priorities ; European Medicines Agency and other regulatory authority approvals ; natural disasters ; labor disputes ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; pension and health insurance liabilities ; volatility or crises In the financial market ; arbitration, litigation and regulatory proceedings ; and war or acts of terror . Forward - looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties . You should not unduly rely on any forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . The risks, uncertainties and assumptions, including those referred to above, are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2019 filed with the U . S . Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www . sec . gov, and in the Company’s periodic filings with the SEC . Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects . These forward - looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward - looking statements for any reason, whether as a result of new information, future events or otherwise, except as required by law . SAFE HARBOR STATEMENT

BiondVax overview

Pioneering a revolutionary approach for protection against **seasonal & pandemic flu**



1990s: Technology invented at Weizmann Institute, Israel **by prominent scientist Prof. Ruth Arnon,** co-inventor of Copaxone and current head of BiondVax's SAB

2005: Operational, with exclusive license

2007: Listed on Tel Aviv TASE (voluntarily delisted 2018)

2015: Nasdaq IPO

2018: New manufacturing facility

2009-2019 : 7 clinical trials
Two Phase 1/2 & five Phase 2 including NIH-sponsored Phase 2

2018: Phase 3 commenced

2020: Phase 3 results currently expected by end of October

BVXW (Nasdaq)

- Established: July 2003
- President & CEO: Ron Babecoff
- Headquarters: Jerusalem, Israel
- Market cap ~$430M (July 2020)
- # of employees: 25 (June 2020)
- Major shareholder: Angels Investments in High Tech Ltd.(1)

Funded through end of ongoing Phase 3 trial

- €24m EIB non-dilutive co-funding agreement(2)
- $20M rights offering (July 2019)
- $10M secondary offering (Sep 2017)
- Support from Government of Israel
- $4.2M from exercise of warrants during 2020
- Total raised to date ~$100M

1. Angels Investments in High Tech Ltd. is fully owned by Marius Nacht, an Israeli entrepreneur, social activist, investor & founder of the Moon Fund | 2. European Investment Bank (EIB) €24M support for M-001 P3 trials & commercial production also includes: Milestone based drawdowns received in 2018 & 2019; 0% fixed interest loan for 5 years after each of the 4 drawdowns; Variable remuneration based on royalties of net sales

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4 THE NEW PARADIGM : Addresses a vast unmet need with novel design Targeting superior efficacy Constant formulation: No annual change Comparable safety Experienced leadership Highly scalable production 1 2 3 4 5 6 M - 001 VALUE DRIVERS THE UNIVERSAL FLU VACCINE

5 THE BURDEN OF SEASONAL FLU Currently marketed vaccines offer only average effectiveness (1) ~1.5B Global flu cases annually ~4M Global cases that result in severe illness with up to 810K (5) hospitalizations / year in the U.S. alone 650K Flu - related deaths globally; 61K (5) in the U.S. >$361B Annual U.S. economic burden ~40% Source: 1. CDC https://www.cdc.gov/flu/vaccines - work/effectiveness - studies.htm | 2. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5596521 | 3. WHO | 4. White House Council of Economic Advisors (CEA), Mitigating the Impact of Pandemic Influenza through Vaccine Innovation, September 2019 | 5. https://www.cdc.gov/flu/about/burden/index.html VAST UNMET NEED 1 • Unpredictable mutations & annual vaccine strain selection of past strains m ismatch • Requirement for annual updates • Long, four to six month production lag why do current vaccines fall short? 0% 20% 40% 60% 80% 2004-05 2005-06 2006-07 2007-08 2008-09 2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18 2018-19 seasonal flu vaccine effectiveness (VE) (1) only ~ 31 % age 65 + avg 100% Measles, Rubella, Diptheria , Tetanus 95 - 99% effective Up to Up to Up to VE% in outpatients aged > 6 months (2) (3) (3) (4)

6 2015 2016 2017 2018 2019 2020E THE THREAT OF PANDEMIC FLU COVID - 19 pandemic emphatically highlights the need for proactive solutions • Raising awareness of the importance of infectious disease prevention and increasing demand for vaccines as preventative measure • Co - occurrence of flu and COVID - 19 may dramatically increase stress on healthcare system and economy to pandemic - like impact Source: 1. CDC https://www.cdc.gov/flu/pandemic - resources/basics/past - pandemics.html | 2. UN’s International Labour Organization https://www.ilo.org/global/about - the - ilo/newsroom/news/WCMS_743036 | 3. IMF as of August 2020 https://www.imf.org/en/Publications/WEO/Issues/2020/06/24/WEOUpdateJune2020 VAST UNMET NEED 1 2009: H1N1 Swine Flu up to 575K deaths history of major flu pandemics (1) 1918: Spanish Flu 50M - 100M deaths(E) 1957: Asian Flu 1 - 2M deaths 1968: Hong Kong Flu ~ 1M deaths next flu pandemic… just a matter of time COVID - 19 pandemic 2020: >700K deaths as of August 2020 - 5% +3% global GDP (3) ~305M (2) Estimated global full - time jobs lost the impact of COVID - 19 annual % change

1 NOVEL DESIGN

IMMUNE SYSTEM SCIENCE

Cellular immune responses are critical in fighting viral infections the immune system has two arms

1 Cellular (CMI)[1]
Works against infected cells

T-cell

e.g. T-Helper, CD4, CD8
produce anti-viral cytokines such as:

IL-2



IFN-g



2 Humoral (HAI)[2]
Works outside cells

B-cell

produce antibodies



Most of the flu virus lifecycle occurs inside cells, **beyond the reach of antibodies**

Yet current vaccines mainly induce **only strain-specific antibodies**

1. CMI = Cellular Mediated Immunity | 2. HAI – Hem Agglutination Inhibition

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8 FLU VACCINE SCIENCE Current vaccines target only 3 to 4 strains out of known strains Four to six month cycle Formulations are based on previously existing strains – future strains cannot be targeted virus - vaccine mismatch current vaccines target old strains long production cycle Vaccines don’t target actual circulating strains + + = 3 to 4 >40K flu virus mutates frequently An unlimited number of new flu virus strains can result from unpredictable changes in existing strains NOVEL DESIGN 1

9 9 regions common to most seasonal and pandemic flu strains connected into one recombinant protein, called M - 001 M - 001: CONSTANT STRUCTURE Designed to be the common denominator of influenza A&B viruses Image adapted from CDC. • Consists of nine epitopes (small immunogenic protein segments) that are conserved across flu strains • Designed to protect against current and future seasonal and pandemic flu • Constant structure = single formulation doesn’t need to be updated, enabling year - round production and vaccination • Produced in E.coli fermentation, an efficient and standard procedure NOVEL DESIGN 1

10 Cellular (CMI) Works against infected cells T - cell 1 B - cell Humoral (HAI) Works outside cells 2 Directly induces T - cells Dual mode of action M - 001 : DUAL MODE OF ACTION T - cell priming effect enhances B - cell responses significantly amplifies cellular immune response , an essential anti - viral component of the immune system Activates cellular immune response AND boosts humoral response NOVEL DESIGN 1

11 0% 5% 10% 15% 20% 25% 30% A/Brisbane/ 10/07 H3N2 A/California/ 7/09 H1N1 A/Perth/ 16/09 H3N2 B/Brisbane/ 60/08 Flumist Day 0 Day 42 Day 0 Day 42 * * * * ** Sources: 1 . BVX 005 : Jacob Atsmonet al. Priming by a novel universal influenza vaccine ( Multimeric - 001 ) — A gateway for improving immune response in the elderly population. Vaccine 32 (2014) 5816 – 5823 | 2 . NIAID/ NIH – supported Phase 2 BVX 008 clinical trial: https:// clinicaltrials. gov / ct 2 / show/ results/ NCT 03058692 & Clinical Study Report INDUCES CELLULAR RESPONSE 0.0% 0.5% 1.0% 1.5% Baseline Day 36 M - 001 Placebo Mean % CD 4 + T Cell Subsets Expressing Markers M - 001 directly activates T - cells (CD4 & CD8) to produce antiviral cytokines FLU STRAINS % positive cells (Mean + SE) Significant T - cell responses in US - based, NIH - sponsored and conducted trial (2) • Met both primary endpoints: - Safety - Significant cellular immune response (T cells producing anti - viral Th1 cytokines IL - 2, IFN - γ, and TNF - α) TARGETING SUPERIOR EFFICACY 2 • Activated CD 4 & CD 8 to produce cytokine IFN - gamma in elderly (1) • Highly significant T - cell response to live flu virus ( Flumist vaccine) mimicking real life infection Significant T - cell response to broad range of influenza strains (1) * P<0.05 **P<0.07 CD4 CD 8 * * * P< 0.001

12 Sources: 1 . BVX 005 : Jacob Atsmonet al. Priming by a novel universal influenza vaccine ( Multimeric - 001 ) — A gateway for improving immune response in the elderly population. Vaccine 32 (2014) 5816 – 5823 | 2 . Lowell GH et al. Back to the future: Immunization with M - 001 prior to trivalent influenza vaccine in 2011 / 12 enhanced protective immune responses against 2014 / 15 epidemic strain. Vaccine (2017) ENHANCES HUMORAL RESPONSE M - 001 also augments the B - cell response to produce antibodies, which may extend to future year strains “ M - 001 can provide broadened enhanced immunity extending even to influenza strains destined to circulate in future years ” (2) • In 2011, M - 001 was administered to seniors 65+ • Back to the future: 4 years later , more seniors who were administered M - 001 were seroprotected from a new epidemic strain that didn’t exist in 2011 than seniors who received the seasonal vaccine alone (2) 5 x % seroprotection from new epidemic strain 4 years later • Consistent with results of other completed studies of M - 001, in a prime (M - 001) boost (TIV) regimen, M - 001 enhanced humoral response to vaccine strains including the 2009 sH1N1 pandemic strain TARGETING SUPERIOR EFFICACY 2 0 20 40 60 80 A/California/7/09 A/Perth/16/09 B/Brisbane/60/08 % Seroconversion TIV Twice M-001 + TIV * M - 001 elevated seroconversion to the vaccine strains (1) 0 10 20 30 40 50 60 70 TIV 2011/12 M-001 & TIV 2011/12 * P< 0.05 Recipients of seasonal flu vaccine alone 5x Recipients of M - 001 + seasonal flu vaccine

2 TARGETING SUPERIOR EFFICACY

PHASE 3 STUDY DESIGN

Targeting a **higher threshold of effectiveness** than existing licensed vaccines

- A pivotal, multicenter, randomized, modified double-blind, placebo-controlled trial to assess the safety and clinical efficacy of M-001 administered intramuscularly twice in older adults and the elderly
- Clinical duration for one flu season per participant is being tested in the ongoing Phase 3 trial
- Results currently expected by end of October 2020

	Day 1	Day 21	Day 202
Experimental	1mg M-001	1mg M-001	Safety, RT-PCR or culture on any ILI* (during flu season)
Control	Placebo	Placebo	

12,463 participants aged 50+ (half 65+)

- Cohort 1 (4,042 enrolled & randomized Aug-Oct 2018)
- Cohort 2 (8,421 enrolled & randomized July-Nov 2019)

primary endpoints

Safety and a statistically significant reduction in the **flu illness rate** between participants receiving M-001 and those receiving placebo.

secondary endpoints

Reduction in **severity** as measured by reduction in **duration of illness**. In consideration of COVID pandemic challenges, potentially at least as important as reduction in illness rate.

* IMI: Influenza like illness

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14 PROTECTION AT ANY AGE • Seven completed studies in multiple age groups have demonstrated intended immunogenicity • M - 001 may provide unprecedented coverage to older adults and elderly – the group involved in current pivotal Phase 3 • Older adults are typically more vulnerable to flu illness and lower vaccine effectiveness rates • A Pediatric Investigation Plan (PIP) has been submitted to EMA Intended for entire population N Population (age) Year Trial Phase 63 Younger Adults (18 - 49) 2009 BVX - 002 1/2 Completed (immunogenicity) 60 Older Adults (55 - 75) 2010 BVX - 003 1/2 200 Younger Adults (18 - 49) 2011 BVX - 004 2 120 Older Adults (65+) 2012 BVX - 005 2 36 Older Adults (50 - 65) 2015 BVX - 006 2 219 Adults (18 - 60) 2015 - 16 BVX - 007 1 2b 120 Younger Adults (18 - 49) 2018 BVX - 008 2 2 12,463 Older Adults (50+) 2018 (Ongoing) BVX - 010 3 Ongoing (clinical efficacy) 1. BVX - 007 was conducted in collaboration with the EU’s UNISEC consortium. | 2. BVX - 008 conducted and led by NIAID/NIH. Clinic al study report submitted June 2020. TARGETING SUPERIOR EFFICACY 2

15 S AFE AND WELL - TOLERATED • Safety profile comparable to current non - adjuvanted seasonal flu vaccines • Treatment related adverse events were mild to moderate and transient • M - 001 was well tolerated, shown to be safe and immunogenic in all studies COMPARABLE SAFETY 3 No treatment - related SAEs (1) documented to date ~6,700 8 Patients have been administered M - 001 Clinical trials 1 . Serious adverse events

16 YEAR - ROUND AVAILABILITY 5 The new paradigm for flu vaccination no need for annual strain selection year - round production can be stockpiled 365 Unique constant structure covers flu A & B and pandemic strains; would obviate the risk of mismatch for seasonal & pandemic flu Multi - year shelf - life may enable immediate pandemic deployment and early administration to high risk groups and essential workers Highly scalable year - round production of single formulation that doesn’t need to be re - adapted year - to - year and strain - by - strain year - round vaccination 365 Year - round administration may increase % of population covered and herd immunity potential CONSTANT FORMULATION 4

17 SCALABLE MANUFACTURING From lab to new commercial scale facility • 10M to 20M annual bulk dose capacity • Goal: year - round production & demand - based stockpile • Funded by EIB, BiondVax and Israel’s Ministry of Economy & Industry • Exploring collaborations with international CMOs for large commercial scale capacity • Considering large scale manufacturing facility in - house Jerusalem BioPark HIGHLY SCALABLE PRODUCTION 5

6 EXPERIENCED LEADERSHIP

GLOBAL, TOP-TIER MANAGEMENT



Ron Babecoff
DVM, MEI

Founder, President & CEO

- Omrix Biopharmaceuticals Ltd (Marketing Manager)
- Dexcel Pharma (Regional Export Manager)
- DVM (University of Liège)
- Master in Entrepreneurship & Innovation (ISEMI, Swinburne)



Tamar Ben-Yedidia
PhD

CSO & Clinical Trial Leader

- Co-inventor of the M-001 universal flu vaccine
- Biotechnology General Ltd.
- PhD (Weizmann Institute of Science)



Uri Ben-Or
CPA, MBA

CFO

- Glycominds Ltd. (VP Finance)
- Menorah Capital Markets (Comptroller)
- BA Business (College of Administration)
- MBA (Bar Ilan University)



Elad Mark
BSc Engineering, MBA

COO

- Principal bioprocess engineer
- Novartis (Technical Project Manager - Process)
- BSc. Engineering (Afeka Tel Aviv College of Engineering)
- MBA (Open University of Israel)



Joshua E. Phillipson
Hon. BSc, MBA

Director of Business Development & IR

- Accenture (Business Mgmt Consultant)
- BioData Ltd. (Marketing Manager)
- Hon. BSc. (University of Toronto)
- MBA (Ben Gurion University of the Negev)

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BiondVax Pharmaceuticals Ltd.

6 EXPERIENCED LEADERSHIP

BOARD BRINGS SIGNIFICANT EXPERTISE

U.S. based

Mark Germain Chairman	Aentib Group (Managing Director), Pluristem (Director). Founder, director, chairman, and/or investor in over 20 biotech companies
Samuel Moed Director	Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)
Adi Raviv, MBA External Director	Capacity Funding LLC (Principal)

Israel based

Ron Babecoff, DVM, MEI Founder, President and CEO	Omrix Pharmaceuticals Ltd (Marketing Manager), Dexcel Pharma Technologies Ltd. (Regional Export Manager)
Morris C. Laster, MD Director	BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)
George Lowell, MD Director	ID Biomedical (CSO), Intellivax (Founder), Walter Reed General Hospital (Consultant)
Yael Margolin, PhD External Director	Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)
Isaac Devash, MBA Director	Appointed by controlling shareholder, M&A at CSFB, 25+ years in VC and PE. BiondVax co-founder
Avner Rotman, PhD Director	Biodar (CEO), Rodar (Founder), Israel Biotech Organization (Chairman, Steering committee)

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BiondVax Pharmaceuticals Ltd.

COMPREHENSIVE, LONG-TERM I.P.

74 Patents, 11 Pending*

- Covering polypeptides, polynucleotides, compositions, uses, formulations and production
- Expiration to **2035**

Title	Subject Matter	Status	Expiry
Peptide-Based Vaccine for Influenza. *WO 00/032228*	Vaccine comprising different epitopes of the virus	**Granted:** USA **Expired:** 1, 3, 5, 12, 13, 15, 19, 20, 22, 24, 25, 26, 31, 33, 35, 36	USA: Aug 2020
Improved Influenza Vaccine *WO 2007/066334*	Wide–range vaccines – broad strain and extended protection	**Granted:** 1, 2, 3, 5, 9, 12, 13, 14, 18, 19, 20, 23, 25, 28, 31, 32, 33, 35, 36	Dec 2026 USA: Jan 2027
Multimeric Multi-Epitope Influenza Vaccines *WO 2009/016639*	Vaccines comprising multiple copies of several epitopes – current product	**Granted:** 1, 2, 3, 4, 5, 6, 7, 8, 9, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36	Aug 2028 Brazil: Nov 2029 USA: Aug 2031
Multimeric Multi-Epitope Polypeptides in improved Seasonal and Pandemic Influenza Vaccines *WO 2012/114323*	Use of Multimeric as a primer to conventional vaccines	**Granted:** 1, 5, 36	Feb 2031 USA: May 2031
Vaccine Compositions of Multimeric Multi-epitope Influenza Polypeptides and their Production *WO 2015/151103*	Production & formulation	**Allowed:** 1, 21, 36 **Pending:** 5, 6, 10, 15, 17, 19	April 2035

* As of March 2020 | 1=Australia, 2=Austria, 3=Belgium, 4=Brazil, 5=Canada, 6=China, 7=Croatia, 8=Czech Republic, 9=Denmark, 10=Europe, 11=Finland, 12=France, 13=Germany, 14=Greece, 15=Hong Kong, 16=Hungary, 17=India, 18=Ireland, 19=Israel, 20=Italy, 21=Japan, 22=Korea, 23=Luxembourg, 24=Mexico, 25=Netherlands, 26=New Zealand, 27=Poland, 28=Portugal, 29=Romania, 30=Russia, 31=Spain, 32=Sweden, 33=Switzerland, 34=Turkey, 35=UK, 36=USA.

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BiondVax Pharmaceuticals Ltd.

Financial

Nasdaq listed: **BVXW**

- Fully funded through end of ongoing Phase 3 clinical trial:
  - €24M EIB non-dilutive co-funding agreement(1)
  - Rights offering July 2019, $20M gross proceeds(2)
  - Secondary offering Sept 2017, $10M gross proceeds
- **Total raised to date ~$100M**

- Lean structure with 25 employees.
- Manufacturing scale-up and operating burn ~$700K/month
- Government of Israel support from Ministry of Economy and Industry's Israel Investment Center, and royalty-based grants from the Israel Innovation Authority (formerly Office of the Chief Scientist)

1. European Investment Bank (EIB) €24M support for M-001 Phase 3 trials and commercial production also includes:
•Milestone based drawdowns received in 2018 and 2019
•Zero-percent fixed interest loan for five years after each of the 4 drawdowns
•Variable remuneration based on royalties of net sales
2. http://www.biondvax.com/2019/07/biondvax-announces-rights-offering-fully-subscribed-at-us20-million/

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BiondVax Pharmaceuticals Ltd.

22 Addresses a vast unmet need with novel design Targeting superior efficacy Constant formulation: No annual change Comparable safety Experienced leadership Highly scalable production 1 2 3 4 5 6 M - 001 VALUE DRIVERS THE NEW PARADIGM : THE UNIVERSAL FLU VACCINE

NASDAQ WELCOMES
BIONDVAX PHARMACEUTICALS LTD.
NASDAQ LISTED [BVXV]
JULY 10, 2015
BiondVax
Pharmaceuticals Ltd.
Nasdaq

THE **NEW PARADIGM**:
THE UNIVERSAL FLU VACCINE

CONTACT:

JOSHUA PHILLIPSON
J.PHILLIPSON@BIONDVAX.COM
+972-8-930-2529

WWW.BIONDVAX.COM

BiondVax
Pharmaceuticals Ltd.